Exhibit 5.3

May 23, 2023

We refer to the registration statement on Form F-10 dated May 23, 2023 (the “Registration Statement”) of ATS Corporation to which this consent is exhibited. We hereby consent to the use of our firm name on the face page of the Registration Statement and in the shelf prospectus supplement included therein under the heading “Legal Matters” and to the references to and the use of our opinion under the heading “Canadian Federal Income Tax Considerations”.

In giving such consent we do not thereby admit that we are in the category of persons whose consent is required by the United States Securities Act 1933, as amended or the rules and regulations promulgated thereunder.

Yours truly,

/s/ “Stikeman Elliott LLP”

Stikeman Elliott LLP

Toronto, Ontario